UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, (the “Act”) and in connection with such notice submits the following information:

Name:	CapitalSouth Partners Fund II Limited Partnership

Address of Principal Business Office:	4201 Congress St., Suite 360
Charlotte, NC 28209

Telephone Number:	(704) 376-5502

Name and Address of Agent	Joseph B. Alala, III
For Service of Process:	CapitalSouth Partners Fund II Limited Partnership
4201 Congress St., Suite 360
Charlotte, NC 28209

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Charlotte and the State of North Carolina on the 30th day of May, 2013.

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP

By:	CapitalSouth Partners F-II, LLC, its General Partner

By:	/s/ Joseph B. Alala, III
Joseph B. Alala, III
Managing Member, President and Chief Executive Officer

Attest:	/s/ John F. McGlinn
Name:	John F. McGlinn
Title:	Managing Member of the General Partner